Exhibit 6
Boone Pickens
260 Preston Commons West
8117 Preston Road
Dallas TX 75225
October 29, 2010
Mr. Douglas H. Miller
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700
Dallas TX 75251
Dear Doug:
     This letter is to acknowledge my Interest in pursuing with you a potential transaction involving the acquisition of all of the outstanding shares of common stock of EXCO Resources, Inc. and to confirm that you can use my name in a written letter to the Board of Directors of the Company disclosing our interest in pursuing such transaction. I acknowledge that any such letter to the Board of Directors of the Company could be publicly disclosed. This letter shall not create any binding obligation on my part.

Sincerely,
/s/ T. Boone Pickens
T. Boone Pickens

sg